Exhibit 99.1

Rogers Communications Inc. Announces Pricing of Private Offerings of Senior Notes

TORONTO, March 7, 2022 (GLOBE NEWSWIRE) — Rogers Communications Inc. (“RCI”) announced today that it has priced a private offering of five series of US dollar denominated senior notes with an aggregate principal amount of US$7.05 billion and that it has priced a private offering of four series of Canadian dollar denominated senior notes with an aggregate principal amount of $4.25 billion. The US dollar denominated senior notes consist of US$1.0 billion of 2.95% senior notes due 2025, US$1.3 billion of 3.20% senior notes due 2027, US$2.0 billion of 3.80% senior notes due 2032, US$750 million of 4.50% senior notes due 2042 and US$2 billion of 4.55% senior notes due 2052 (collectively, the “US Notes”). The Canadian dollar denominated senior notes consist of $1.25 billion of 3.10% senior notes due 2025, $1.0 billion of 3.75% senior notes due 2029, $1.0 billion of 4.25% senior notes due 2032 and $1.0 billion of 5.25% senior notes due 2052 (collectively, the “Cdn Notes” and, together with the US Notes, the “Notes”).

The net proceeds from the issuance of the US Notes and the issuance of the Cdn Notes will be approximately US$6.95 billion and $4.22 billion, respectively. RCI expects to use the net proceeds from both offerings to pay a portion of the cash consideration for its pending acquisition of Shaw Communications Inc. and to pay associated fees and expenses. The offering of the US Notes and the offering of the Cdn Notes are each expected to close on March 11, 2022.

The Notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws in the United States and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act and applicable state securities laws. The US Notes are being offered and sold only to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the Securities Act and to non-U.S. persons outside the United States in accordance with Regulation S under the Securities Act. The US Notes are not being offered or sold to investors in Canada. The Cdn Notes were offered, through a syndicate of agents on a private placement basis, to persons resident in a Canadian province and to investors in certain other jurisdictions outside of Canada (excluding the United States).

This news release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Rogers

Rogers is a leading Canadian technology and media company that provides world-class communications services and entertainment to consumers and businesses on our award-winning networks. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. Today, we are dedicated to providing industry-leading wireless, cable, sports, and media to millions of customers across Canada.

For further information:

Investor Relations

1-(844)-801-4792

investor.relations@rci.rogers.com